EXHIBIT 21.1

SCHNITZER STEEL INDUSTRIES, INC.

List of Subsidiaries

Subsidiary	State of Incorporation

Alaska Steel Co.	Oregon

Arion Shipping Co.	Delaware

Cascade Steel Rolling Mills, Inc.	Oregon

Columbia Forge and Machine Works, Inc.	Oregon

Crawford Street Corporation	Oregon

Edman Corp.	Oregon

General Metals of Alaska	Oregon

General Metals of Tacoma, Inc.	Washington

Joint Venture Operations, Inc.	Delaware

Levi's Iron and Metal, Inc.	Oregon

Manufacturing Management, Inc.	Oregon

SSI International Far East Ltd.	Korea

Mormil Corp.	Oregon

MRI Corporation	Delaware

Norprop, Inc.	Oregon

Oregon Rail Marketing Co.	Oregon

Proler Environmental Services, Inc.	Delaware

Proler Industries, Inc.	Delaware

Proler International Corp	Delaware

Proler Properties, Inc.	Texas

Proler Recycling, Inc.	Delaware

Proler Steel, Inc.	Delaware

Proleride Transport Systems, Inc.	Delaware

Schnitzer Leasing, Inc.	Oregon

SD&G, Inc.	Nevada

SSP Arion Corp.	Oregon

SSP Reclamation Company	Oregon